Filed by Alcatel

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lucent Technologies Inc.

Commission File No. 001-11639

On July 12, 2006, Alcatel issued a press release. The text of the press release follows.

Alcatel: Notice of General Shareholders' Meeting published in the BALO

Paris, July 12, 2006 - In connection with its proposed merger transaction with Lucent Technologies, Alcatel is calling its shareholders to a combined Shareholders' Meeting to be held September 7 at which shareholders will vote on the proposed transaction.

The current version of the agenda and resolutions to be submitted to the Shareholders' Meeting were published today in the official French journal of mandatory legal notices (BALO).

During this Shareholders' Meeting, the shareholders will be, in particular, invited to approve the merger transaction at the same time as the accounts for the 2005 fiscal year.

With this aim in view, in accordance with the agreement with Lucent Technologies Inc.,

•	The Shareholders' Meeting will be asked to delegate its authority to the board of directors for the issue of ordinary shares for the purposes of the merger transaction.

The transaction provides for the issue of new Alcatel shares to Lucent shareholders for their Lucent shares. The Lucent shareholders will receive new Alcatel shares in the form of American Depositary Shares (ADS) based on an exchange ratio of 0.1952 Alcatel share for 1 Lucent share.

•	The legal name for the combined company will be: [Alcatel Lucent]

This legal name will be effective immediately upon consummation of the merger. Potential new names for the combined company are still under consideration.

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The Shareholders' Meeting will be invited to approve certain amendments to the bylaws that have been agreed with Lucent Technologies, such as the alignment of the age limit of the "non-executive" Chairman with the regime applicable to all directors, or the temporary institution of a qualified majority of the board of directors to co-opt a new director, or appoint or remove the Chairman of the board of directors and CEO.

These bylaws amendments are notably aimed at ensuring the stability of the management team during the transition period which will follow the merger, in order to permit the integration of the two companies.

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The extension of the Chairman and CEO's mandate until the date of the board of directors' meeting acknowledging the completion of the merger (or the impossibility of completing it), will also be submitted to approval.

This provision is aimed at ensuring the continuity of Alcatel's management during the period between the shareholders' meeting and the effective date of the merger.

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Finally, the appointment of 14 directors for a term of four years will be proposed for the combined entity. The board of directors would be comprised of Serge Tchuruk, Chairman of the board, Patricia Russo, CEO of the new entity, five directors designated by Alcatel and five directors designated by Lucent Technologies, two new independent directors (one French and one European), who would be chosen by joint agreement. It is also proposed that two board observers (censeurs) be chosen, representing the employee shareholders of Alcatel's Employee Investment Fund. The identity of the directors and board observers comprising this new board will be communicated at a later date.

The purpose here is to ensure a balanced representation on the board of directors and to maintain representation of the employee shareholders as observers.

The meeting notice including the text of resolutions may be consulted at the following address: http://www.alcatel.com. The call to meeting notice, including the final text of the resolutions, should be available in early August.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 13.1 billion and 58,000 employees in 2005, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS AND OTHER IMPORTANT INFORMATION

This document contains statements regarding the proposed transaction between Lucent and Alcatel, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about Lucent and Alcatel's managements' future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Lucent and Alcatel and the combined company, as well as Lucent's and Alcatel's and the combined company's future performance and the industries in which Lucent and Alcatel operate and the combined company will operate, in addition to managements' assumptions. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement entered into by Lucent and Alcatel; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our respective global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to Lucent's annual report on Form 10-K for the year ended September 30, 2005 and quarterly reports on Form 10-Q for the periods ended December 31, 2005 and March 31, 2006 and Alcatel's annual report on Form 20-F for the year ended December 31, 2005 as well as other filings by Lucent and Alcatel with the U.S. Securities and Exchange Commission (the "SEC"). Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, Lucent and Alcatel disclaim any intention or obligation to update any forward-looking statements after the distribution of this document, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

In connection with the proposed transaction between Lucent and Alcatel, Alcatel has filed a registration statement on Form F-4 (File no. 333-133919) (the "Form F-4") to register the Alcatel ordinary shares underlying the Alcatel American Depositary Shares ("ADS") to be issued in the proposed transaction. Alcatel and Lucent have also filed, and intend to continue to file, additional relevant materials with the SEC, including a registration statement on Form F-6 (the "Form F-6" and together with the Form F-4, the "Registration Statements") to register the Alcatel ADSs to be issued in the proposed transaction. The Registration Statements and the related proxy statement/prospectus contain and will contain important information about Lucent, Alcatel, the proposed transaction and related matters. Investors and security holders are urged to read the Registration Statements and the related proxy statement/prospectus carefully, and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Investors and security holders may obtain free copies of the documents filed with the SEC by Lucent and Alcatel (including the Form F-4 and, when filed, the Form F-6) through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of materials filed with the SEC by Lucent and Alcatel (including the Form F-4 and, when filed, the Form F-6) by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500 and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.

Lucent and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Form F-4 (and will be included in the definitive proxy statement/prospectus for the proposed transaction). Additional information regarding these directors and executive officers is also included in Lucent's proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on or about January 3, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500.

Alcatel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Form F-4 (and will be included in the definitive proxy statement/prospectus for the proposed transaction). Additional information regarding these directors and executive officers is also included in Alcatel's annual report on Form 20-F filed with the SEC on March 31, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.

Contact press@alcatel.com

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